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                                    EXHIBIT A
                          TO SOUTHWEST GAS CORPORATION'S
                               1994 PROXY STATEMENT


          RESOLUTION ON AMENDMENT OF RESTATED ARTICLES OF INCORPORATION
                                 By Shareholders

          WHEREAS, the outstanding shares of this Corporation are listed on the New York Stock Exchange and, as a result this Corporation is eligible to divide its Board of Directors into three classes each to serve for a term of three years;

          WHEREAS, the Board of Directors of this Corporation has adopted and approved an amendment to the Restated Articles of Incorporation of this Corporation, as set forth below, that would divide the Board of Directors into three classes each to serve for a term of three years; and

          WHEREAS, it is deemed by the shareholders of this Corporation to be in their best interests and in the best interest of this Corporation that the Restated Articles of Incorporation of this Corporation be amended in the same manner as adopted and approved by the Board of Directors.

          NOW, THEREFORE, BE IT RESOLVED, that the Restated Articles of Incorporation of this Corporation be amended by deleting Article V thereof in its entirety and substituting the following therefor to read as follows:

                                       "V

               The business of this corporation shall be managed by a Board of Directors, whose number shall be not fewer than eleven (11) nor more than fourteen (14), as the Board of Directors or the shareholders by amendment of this Article V may establish, provided, however, that a reduction in the authorized number of directors shall not remove any director prior to the expiration of his or her term. The directors of this corporation need not be shareholders.

          The directors shall be divided into three classes as follows:

               (i) if the Board of Directors consists of eleven (11) directors, the classes shall consist of three (3), four (4) and four (4) directors,

               (ii) if the Board of Directors consists of twelve (12) directors, the classes shall consist of four (4) directors each,

               (iii)  if the Board of Directors consists of thirteen
          (13) directors, the classes shall consist of four (4), four
          (4) and five (5) directors, and

               (iv) if the Board of Directors consists of fourteen (14) directors, the classes shall consist of four (4), five (5) and five (5) directors.
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               The term of office of one class shall expire at the first, the term of office of the second class shall expire at the second, and the term of office of the third class shall expire at the third, annual meeting of shareholders held after the first election of directors in classes. At the meeting of shareholders held on May 12, 1994, directors shall be elected in classes as set forth herein, with the directors in each class to be determined by designation of the Board of Directors. Each director shall serve until the end of the term for which elected and until a successor has been elected and qualified. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more classes or series of outstanding Preferred Stock, Cumulative Preferred Stock, Preference Stock and Second
     Preference Stock shall have the right, voting separately as a class or series, to elect one or more directors of the corporation, the terms of the director or directors elected by those holders shall expire at the next succeeding annual meeting of shareholders."